SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ) 01.545.826/0001-07

Corporate Registry ID (NIRE) 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Board of Directors of Gafisa S.A. (“Company”)

held on October 18, 2010

1. Date, Time and Location: On October 18, 2010, at 9:00 pm, by conference call, as expressly authorized by Article 20, Section 2, of the bylaws of the Company.

2. Call Notice and Attendance: The members of the Board of Directors were regularly summoned. The majority members of the Company’s Board of Directors present attended the meeting, the instatement and approval quorum were verified.

3. Composition of the Board: Chairman: Gary Robert Garrabrant. Secretary: Fabiana Utrabo Rodrigues.

4. Resolutions: It was resolved, unanimously, by all present members of the Board of Directors and without any restrictions:

4.1. Re-ratify the terms of the 8th issuance of common, non-convertible into shares, unsecured debentures by the Company, for public distribution, under an underwriting guarantee, in an amount of up to three hundred million Reais (R$300,000,000.00) (“Debentures” and “Offering”, respectively), as approved at the Meeting of the Board of Directors of the Company held on September 17, 2010 (“MBD of September 17, 2010”), re-ratified at the Meeting of the Board of Directors of the Company held on September 28, 2010 (“MBD of September 28, 2010”) and provided for in the deed of issuance entered into by and between the Company and the trustee on October 14, 2010, and the underwriting agreement to be entered into by and among the Company, Banco Santander (Brazil) S.A. and Banco Bradesco BBI S.A. (acting as underwriters of the Offering), as described below.

4.2. The following terms are hereby expressly rectified:

4.2.1. The item 4.2.7 of the Minutes of the MBD of September 17, 2010, as rectified by the Minutes of the MBD of September 28, 2010, in order to change the date in which the minimum risk rating shall be applicable. Therefore, this item 4.2.7 is now stated as follows:

            “4.2.7. Risk Rating. The Debentures shall be rated at least “A-” by Moody's or equivalent risk rating by another rating agency on the Issuance Date.”

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4.3. All terms of the Offering not rectified by means of this meeting of the Board of Directors are hereby expressly ratified.

4.4. Terms in capitalized initials provided herein and not expressly defined shall have the same meaning as defined in the Minutes of the MBD of September 17, 2010.

5. Closure: With no further matters to be discussed, these minutes were read, approved and signed by those in attendance. Signatures: Chairman: Gary Robert Garrabrant. Directors: Gary Robert Garrabrant, Thomas Joseph McDonald, Caio Racy Mattar, Richard L. Hubber, Gerald Dinu Reiss, José Écio Pereira da Costa Júnior and Wilson Amaral de Oliveira.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

São Paulo, October 18, 2010.

Fabiana Utrabo Rodrigues

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer